

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

February 9, 2015

John P. Tavlarios
President and Chief Executive Officer
General Maritime Corporation
299 Park Avenue, Second Floor
New York, NY 10171

> **Re: General Maritime Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 26, 2015**
> **CIK No. 0001443799**

Dear Mr. Tavlarios:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 18

The international tanker industry has experienced a drastic downturn, page 20

1. Please revise to provide information with respect to the tanker industry charter rate indexes referenced here as of a more recent date.

VLCC Newbuildings, page 118

2. Please file as an exhibit with your registration statement the new shipbuilding agreement among VLCC Acquisition I Corporation, Scorpio Tankers Inc. and its wholly-owned subsidiaries or advise.

Note 2: Chapter 11 Reorganization, page F-16

3. We note in your response to prior comment 21 that you primarily looked to the marketing and negotiation process used in selecting a plan sponsor as an indication of reorganization value and that the final amount was derived based upon Oaktree's secured claim. Please tell us and explain what is meant by "the robust and exhaustive marketing and negotiation process" referenced in your response and how it resulted in the determined reorganization value. Also, revise to disclose the information referred to in ASC 852-10-50-7(c) used in the determination of the value.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Thomas E. Molner, Esq.
         Kramer Levin Naftalis & Frankel LLP